Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended
	March 31,
	2007	2006
Earnings:
Income from continuing operations before income taxes	$58,214	$42,422
Add fixed charges (from below)	40,040	28,936

	$98,254	$71,358

Fixed charges:
Interest expense:
Corporate	$35,483	$24,177
Amortization of deferred financing costs	2,114	2,551
Implicit interest in rental expense	2,443	2,208

Fixed charges	$40,040	$28,936

Ratio (earnings divided by fixed charges)	2.46	2.47